EXHIBIT 99.18

SECOND SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENTAL INDENTURE is entered into as of the 5th day of March, 2020.

BETWEEN:

mCloud Technologies Corp., a corporation incorporated under the laws of the Province of British Columbia

(the "Corporation")

AND:

OF THE FIRST PART

AST Trust Company (Canada), a trust company existing under the laws of Canada and authorized to carry on business in all provinces of Canada

(the "Warrant Agent")

OF THE SECOND PART

WHEREAS the Corporation and the Warrant Agent entered into a warrant indenture dated as of January 14, 2020 to provide for the creation and issuance of Warrants (the "Original Indenture");

AND WHEREAS the Corporation entered into a supplemental indenture on January 27, 2020 for the purpose of providing for an increase in the number of Warrants that were issuable under the Original Indenture (the Original Indenture as so supplemented, the "Indenture");

AND WHEREAS the Corporation wishes to amend an error in the definition of "Units" in the Indenture by entering into a second supplemental indenture (the "Second Supplemental Indenture");

AND WHEREAS Section 8.1(vii) of the Indenture provides that the Corporation and the Warrant Agent may execute and deliver indentures or instruments supplemental to the Indenture for any purpose not inconsistent with the terms of the Indenture, including the correction of errors or mistakes, provided that the rights of the Warrant Agent and the Registered Warrantholders are in no way prejudiced thereby;

AND WHEREAS the Corporation has advised the Second Supplemental Indenture does not prejudice the rights of the Warrant Agent or such Registered Warrantholders;

AND WHEREAS an opinion of Counsel was provided to the Warrant Agent on March 5, 2020, advising that the Second Supplemental Indenture in no way prejudices the rights of the Warrant Agent or the Registered Warrantholders;

AND WHEREAS the Corporation and the Warrant Agent, relying on the said opinion of Counsel, wish to enter into this Second Supplemental Indenture to the Indenture;

AND WHEREAS the foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent;

NOW THEREFORE in consideration of the mutual promises contained in this Second Supplemental Indenture and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties agree as follows:

1.1	References to Second Supplemental Indenture

As used herein "Second Supplemental Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Second Supplemental Indenture and not to any particular Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.2	Definitions in Indenture

All terms contained in this Second Supplemental Indenture which are defined in the Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Indenture, as supplemented or amended by this Second Supplemental Indenture.

1.3	Second Supplemental Indenture of Indenture

The Indenture is hereby amended as follows:

(a)	The definition of "Units" contained in Section 1.1 is hereby replaced with the following:

"Units" means the units of the Corporation issuable upon the exercise or deemed exercise of the Special Warrants consisting of one Common Share and one half of one Warrant, subject to the Penalty Provision.

1.4	Second Supplemental Indenture Supplemental to Indenture

This Second Supplemental Indenture is supplemental to the Indenture and the Indenture shall, from this date forward, be read in conjunction with this Second Supplemental Indenture. All other provisions of the Indenture shall remain in full force and effect, unamended as of the date hereof. The Indenture and this Second Supplemental Indenture shall, from this date forward, have effect so far as practicable as if all the provisions of the Indenture and this Second Supplemental Indenture were contained in the Indenture.

1.5	Counterparts and Formal Date

This Second Supplemental Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one

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and the same instrument and notwithstanding their date of execution shall be deemed to bear the date first above written.

1.6	Governing Law

This Second Supplemental Indenture is subject to and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[Signature page follows.]

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IN WITNESS WHEREOF the parties have executed this Second Supplemental Indenture as of the day and year first above written.

MCLOUD TECHNOLOGIES CORP.

By: "Authorized Signatory"

Authorized Signatory

AST TRUST COMPANY (CANADA)

By: "Authorized Signatory"

Authorized Signatory

By: "Authorized Signatory"

Authorized Signatory